Exhibit 99.1

17EdTech Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

BEIJING, China, January 5, 2024 – 17 Education & Technology Group Inc. (Nasdaq: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced that it received a notification letter (the “Compliance Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated January 4, 2024, indicating that the Company has regained compliance with the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) and the matter is closed.

On August 3, 2023, 17EdTech received a notification letter (the “Deficiency Notice”) from the Nasdaq indicating that the closing bid price for the Company’s American depositary shares (“ADSs”) was below the minimum bid price of $1.00 required for continued listing under Nasdaq Listing Rule 5450(a)(1) for 30 consecutive business days. According to the Deficiency Notice, if at any time during the 180 day compliance period, the closing bid price of the Company’s security is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. In order to regain compliance with the Minimum Bid Price Requirement, the Company changed the ratio of its ADSs representing its Class A ordinary shares from one (1) ADS representing (10) Class A ordinary shares to one (1) ADS representing fifty (50) Class A ordinary shares. The change became effective on December 18, 2023. According to the Compliance Notice, the closing bid price of the Company’s ADSs has been at $1.00 per ADS or greater for 11 consecutive business days from December 18, 2023 through January 3, 2024, and the Company has regained compliance with the Minimum Bid Price Requirement and the matter is closed.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com